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Disruptive software that changes human behavior



ringorang.com Wilmington DE

Technology Entertainment Software Saas App

OVERVIEW UPDATES WHAT PEOPLE SAY 6 ASK QUESTION 3

Highlights

1. Product commercialized with multiple Fortune 500s
2. $1M raised from investors including former Target HR, former VP Goldman Sachs, Pres. Surface Technology
3. Pipeline has grown 350% since November 2020
4. Founding board incl. former Accenture partner & CIO at $3B energy company & successfully exited aerospace entrepreneur
5. Three patents awarded to Ringorang's behavior change methodology and functionality
6. Fast customer adoption (under 2 hours) and high product margins at +65%
7. Co-creator is a thought leader and speaker in the corporate learning and development (L&D) industry
8. Tech developed with $2.9M in matching-funds grants for a Federal education initiative

Our Team



Robert Feeney President and Chief Vision Officer

Author of 6 tech/design patents. Spent early career with brands like Disney, CBS and Coca Cola. Led Ringorang through clinical trials with US Federal govt, national labs and universities. Published speaker on the art and science of gamification.

Co-creator Robert Feeney experienced firsthand the impact of negative behaviors and sense of hopelessness they create. Both his older and younger brother struggled with illness and depression, and within a few years of each other both took their own lives. He realized that the only way to create positive change was to impact human behavior.



B Wayne Barkley Chief Operating Officer

Multi-media innovator and author of 6 patents. "BW" invented the play pattern of Ringorang that started this revolution in behavior change. He was responsible for funding its prototyping and development, and ran product and company operations.

Why KaaS?


Proven Behavior Change Solution
Changes Lives—One Employee at a Time


ringorang
THE OPPORTUNITY
ROBERT FEENEY
BW BARKLEY
04:07

Ringorang by KaaS: a positive changemaker born out of tragedy, and a unique combination of advertising principles, technology, and learning science. Starting with employee behaviors, this multi-patented solution is changing the workplace training landscape forever—and it's changing lives.



> I knew when my older brother Tommy took his own life that something in the world was broken.
>
> When my younger brother Michael did the same a few years later, it drove me to seek out the root cause so I could fix it! I discovered that the hopelessness they experienced came from a combination of hard-wiring, attitudes and habits that resulted in destructive behaviors.
>
> **Reverse-engineering** those behaviors uncovered keys to how all human behaviors are formed and changed.

Current Workplace Training Programs Simply Don't Work



The majority of managers are dissatisfied with their company's training, and most employees aren't engaged—so behaviors don't change. Business targets are missed, time is wasted and billions are lost to compliance-related costs.

- **80%** — Humans forget around 80% of what they learned in a 1-time training session after 31 days
- **12%** — The average employee only applies ~12% of their workplace training in their job.
- **12+** — Behavior change is permanent only when routinely practiced for a period of 12+ months
- **75%** — 75% of 1,500 surveyed managers from 50 organizations are dissatisfied with their company's training
- **25%** — Only 25% of respondents found that workplace training improved employees' performance

Ringorang Combines Advertising, Technology, and Learning Science to Create Lasting Behavior Change



$240B was spent on advertising in the US in 2020. Why? Because it's effective. It repeats short, entertaining messages that change attitudes and behaviors. That's why Ringorang combines advertising principles, cognitive science, and training methods in the first software solution to make behavior modification drag-and-drop simple.


Multi-patented solution inspired by advertising principles makes behavior change deceptively simple and impactful—just like a commercial.
ringorang
is a fun, effective, and quantifiable solution — for individuals and companies.

Ringorang is the Start of a World-Changing Journey



Two Fortune 50 tech companies have applied Ringorang to increase sales performance. Two more are onboarding us now. Major utilities have used it to pass audits and compliances. World-leading consultancies recently began offering us to their customers as a change management solution. Cybersecurity. Leadership. Safety. Health and Well-Being. The list of behaviors to impact grows and grows.


Question
Cybersecurity Awareness
Clue
Question
Insight
This attack can be done onsite...
by a delivery person, a customer or even a co-worker!
93%
When a company uses Ringorang, here are examples of the transformative impacts:
• 75% increase in unit sales
• Zero non-compliance fines
• 8% - 22% saving on costs
• 30x enrollment in employee programs

A Product that is Affordable and Effective at Delivering Performance



The product was built in collaboration with the U.S. government, national

The product was built in collaboration with the U.S. government, national laboratories and universities as well as marketing experts. Its process empowers a customer to reverse-engineer from their targeted business outcomes, map those to human behaviors, deliver a user experience that does not steal time from the daily routine, and incentivize "stickiness" so habits are formed over time. Measurably. Easy to sell, easy to adopt and easy to use

Human Centered Design

Easy to sell, Easy to adopt, Easy to use


Business Outcomes, Existing Training
Real-Time Data Analytics
Data Mining
AI Engine
Content Library
User Experience
Behavior Change

Upcoming advancements include AI and Machine Learning to optimize content and reporting

60,000,000 SMB Employees Could Benefit From the Ringorang Solution



In the US, $83B is spent annually on ineffectively training 40 million employees. Many factors contribute to this failure: limited budget/time, competing priorities, a lack of interest from workers, information overload, and a lack of follow-up after training are just a few. We solve all of these problems and more, with Ringorang.

Value of Behavior

A market opportunity limited only by our imagination...

Industry	Metric	Amount Paid
Financial Services	2018 penalties, fines	$4.8 Billion
Construction, Manufacturing, etc.	Cost of Injuries (medical, admin)	$95.2 Billion
Corporate Training	Cost of facilities, trainers, vendors	$83 Billion
Chronic Illnesses (Diabetes, etc.)	Direct health care treatment costs	$1.1 Trillion

Sources:
Financial Services: ComplySci, The True Cost of Being Non-Compliant, Injuries: CDC, Medical Expenses of 35.5B, Administrative Expenses of $59.7B, Corporate Training: 2019 Training Industry Report, Chronic Illness: Milken Institute, The Costs of Chronic Disease in the US

Robust Go-to-Market Strategy and Multiple Moats of Revenue



Our main recurring revenue stream is our high-margin platform subscription for Ringorang. In addition, we offer Success Coaching. Giant tech enterprises use our software for sales enablement, making a difference where LMS, microlearning and gamification have failed.


Go-To-Market Strategy
Multi-patented
Multiple Fortune 100 customers
350% recent growth
Deployed around the world

Board of Advisors Boasts Serial Founders & Execs



Advisors to KaaS include the former Director of Change Management at PG&E, an executive at MGM, the founder of the Sports and Entertainment Group at Merrill Lynch, and more.


Board of Advisors
Rudiger H. Wolf
Board member / Executive Strategy Advisor
· Created Kaiser's data analytics capability
· Former Director of Change Management at PG&E
Kim H. Swartz
Board member / Acting General Counsel
· 18 years at prominent LA/ NYC-based firm Mitchell Silberberg & Knupp LLP
· Former executive at MGM, United Artist Studios & More
Todd Lincoln
Advisor, New markets
· Founded Sports & Entertainment Group at Merrill Lynch
· Former business developer for the Glenmede Trust Company
John Gilmore
Advisor, Acting CTO
· Senior architect/ consultant
· 15 years of experience advising clients in education, healthcare & more

Investors Include Former VP of Goldman Sachs



Our mission has resonated with business leaders and investors all over the world, who testify to the global prevalence of poor workplace training. Here's what a few of them have to say about why they invested in KaaS:

In the words of our investors...




ringorang
PAUL GRAY
President & CEO, Grayson Building Corp.
03:14

Team with 150+ Years of Successful Business Experience



This is a team of business and technology leaders who not only possess the expertise to succeed, but who have experienced first-hand the failure of corporate training. An unparalleled passion fuels the KaaS vision, and decades of experience working in enterprises makes selling the product to enterprises *easy*.


Team
Robert Feeney
President and Chief Vision Officer
· Serial founder and 6-patent holder
· Background with
B. W. Barkley
Chief Operating Officer
· Multi-media innovator and 6-patent holder
· Capitalized and built
Kathy Hughes
Chief Revenue Officer
· Served clients, investors and shareholders for 20+ years
Drew Lincoln
Senior Customer Success Coach
· Drives sales programs and maintains client relationships with innate


Disney, CBS
and Coca Cola
· Founder of F-H-S
Legacy Corporation
and Vergeance
Entertainment
Ringorang into SaaS
· Background in
entertainment IP
· Background at Autodesk,
MCI, and Siemens
· Strategy, leadership
and achievement at
privately held firm led to
acquisition by Siemens
interpersonal skills and
emotional intelligence
· 7+ years in sales
· Experience developing
companies from seed
startups to large tech
corporations


Business Leaders, Corporate Trainers and
Employees Swear by the Power of Ringorang

Many of our clients have experienced corporate training first-hand and know that in most cases, it's a check-the-box exercise. When leaders, trainers, and employees use our tools, they immediately see the difference. Here are just a few positive reactions to Ringorang:


Testimonials
Whether it be for internal purposes or for customers we serve around the globe, when it comes time for a reinforcement tool, I can't think of anything better than Ringorang.
- Michael Crain, Sales Trainer to Apple, Amazon and SAP
Eight months into the program now, and my participants have been using it on a routine and regular basis. They get two Ringorang messages a day... They all said 'this is very useful, please do not stop.'
- Dr. Michael Broom, Leadership trainer to Google, NASA and Provident Health


In the words of our customers...


LAURIE BUCHTMANN
03:37

In the words of our partners...




ringorang
MILAN DAVE
Associate Partner, INFOSYS
03:43

In Collaboration with a Leading Global Software Development Partner



For over a decade, the KaaS founders have worked closely with Sigma Software, one of the leading outsource software partners in the world. Sigma has been critical to the design and development of Ringorang since inception. We recently advanced to a new level of partnership with this ISO certified and Microsoft certified developer.

Collaboration since 2009


ringorang
+
SIGMA
Software

Patented Engagement and Scalability Deliver Industry-First Business Results



While our competitors are busy trying to improve learning, we have leapt far ahead to deliver organizational performance. We focus our customers only on what habits need forming to meet business goals. Our patented and clinically proven technology delivers industry-first impacts that business leaders love. The result? A fun and empowering experience for learners.



Competitive Advantages
Clinically Proven Methodology
Patented Technology
Mature Enterprise Product
Low Cost and Low Adoption Time
Content Network Effect
Clue
Question
Insight



Roadmap Includes Software Enhancements and System Integrations

Developed in cooperation with the Federal government, and now privatized and commercialized, the aggressive product roadmap for Ringorang includes AI and machine learning to optimize content development, enhanced data analysis, and integration with systems and processes of the world's leading companies.



Roadmap
2020
Proven SaaS platform
First Fortune 50 technology customer
2021
Integration, AI & Data Mining
Land New Customers Expand Current customers
2022
Content Library & Store
2023
Pattern Recognition & Optimization



Now is the Time for Positive Change



With a solid team in place, and proven software, the only piece missing are the funds to capitalize on momentum and expand our reach in the market. Together, we can help people and businesses thrive, and we have our sights set on every industry in the world. Join us and help change businesses and change lives.

Cash Pro Forma

Annual USD in Millions



140
120
100
80
60
40
20
0
Billings
Cash from Operations
1
1
7
2
29
7
66
20.2
129
55.6

($ millions)	2021	2022	2023	2024	2025
Billings ARR**	1 .02	7 .5	29 5	66 24	129 58
Cash from Ops	(1.1)	(1.5)	7.8	21.2	56.6

** part of billings

Forward-looking projections cannot be guaranteed.

Experience the Power of Ringorang with Investor Perks



Perks



$500
Get 50 Access Codes to Ringorang®'s Cybersecurity Awareness program: 2-week engagement to ensure employees are cyber ready (fully transferable)
$2000
Get 250 Access Codes to Ringorang®'s Cybersecurity Awareness program: 2-week engagement to ensure employees are cyber ready (fully transferrable)
$10K
30-minute call w/ Chief Vision Officer about [behavior change programs for you] (fully transferrable to any company)
ringorang
$25K
2-Hour Zoom Call w/ Chief Vision Officer about [changing lives with behavior-change] (fully transferrable to any company)
$50K
Half-day onsite w/ Chief Vision Officer and Transformation Team, including dinner, to empower you to design and deliver your own Ringorang program to change any behaviors (fully transferrable to any company).
$100K
Full day onsite w/ Chief Vision Officer and Transformation Team, including dinner, to design and then fully deliver for you a Ringorang program to change any behaviors (fully transferable to any company).



Invest in ringorang

*This page contains forward-looking projections that cannot be guaranteed.

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